

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Gerald Commissiong
Chief Executive Officer
Todos Medical Ltd.
1 Hamada Street
Rehovot, Israel

> **Re: Todos Medical Ltd.**
> **Registration Statement of Form F-1**
> **Filed August 11, 2020**
> **Amendment No. 1 to Registration Statement of Form F-1**
> **Filed August 12, 2020**
> **File No. 333-244414**

Dear Mr. Commissiong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carl M. Sherer